JSI TRANSACTION ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Investment banking	$	387,733
Interest income		78
Other		47,733
Total revenues		435,544
EXPENSES		
Compensation and benefits		149,630
Professional services		30,605
Occupancy and equipment		12,720
Licenses and registration		7,785
IT, data and communications		6,187
Other operating expenses		13,695
Total expenses		220,622
NET INCOME	$	214,922

See accompanying notes.